

February 28, 2022

Jesse Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Ave., PH-1
Sunny Isles Beach, FL 33160

> **Re: Southwest Gas Holdings, Inc.**
> **Schedule TO-T, as amended**
> **Filed January 26, 2022 by IEP Utility Holdings LLC, Icahn Enterprises**
> **Holding L.P., Icahn Enterprises L.P. , Icahn Enterprises G.P. Inc., Beckton**
> **Corp. and Carl C. Icahn**
> **File No. 5-89940**

Dear Mr. Lynn:

We have reviewed Amendment No. 14 to the Schedule TO filed on January 26, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 14 to Schedule TO filed on January 26, 2022

General

1. Please refer to our comment letter dated February 28, 2022 regarding the related proxy statement filed on February 15, 2022 by Carl C. Icahn et al. and revise the tender offer disclosure to include conforming disclosure, as applicable.

2. Please provide an update as to the status of IEP Utility's various applications for the required regulatory approvals and whether IEP Utility expects to receive the required approval prior to the Annual Meeting.

3. We note the disclosure indicating that the Offeror will enter into one or more Trust Agreements with independent third-party trustees to form one or more statutory trusts under Delaware law and that upon the closing of the Offer, if Shares are tendered that

would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. The disclosure also indicates that the Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee's sole and absolute discretion without consultation with the Offeror and its affiliates.

As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please refer to the factors discussed in "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. With a view towards revised disclosure, please tell us what consideration you have given to including either now, or at such point in the future when the Trusts are created, the Trusts and related independent third party trustees as bidders. In responding to this comment, consider the disclosure referenced above as well as the disclosure suggesting that the Trusts:

- will be formed for the purpose of eliminating as a condition to the Offer the requirement to obtain approvals from the regulators in Arizona, California and Nevada prior to the closing of the Offer;
- will beneficially own the securities purchased by the named bidder in the tender offer; and
- will benefit from the transaction by virtue of becoming owner of up to 24.9% of the Shares.

In addition to the factors noted, please also consider that a stockholder may consider material to its decision whether to tender into the Offer (or alternatively, remain as a stockholder and participate in the Company's future prospects) information regarding the Trusts as fellow shareholders – shareholders that individually or in the aggregate may potentially hold a significant, or even controlling, amount of shares of the Company's common stock. Such information could include, without limitation, the bidder's identity and background, any borrowings by the co-bidder for the purposes of the tender offer and any plans or proposals that would result in, among other things, an extraordinary transaction between the co-bidder and the target company. As a reminder, to the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Todd E. Mason